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Filed by USA Interactive
Pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: USA Interactive
Commission File No. 0-20570.

*SEE IMPORTANT NOTES AT END OF RELEASE

USA INTERACTIVE TO ACQUIRE ENTERTAINMENT PUBLICATIONS, INC.

Entertainment® Book to Integrate with USA's Multiple Brands;

Online Migration to Accelerate Growth

        New York, NY—November 21, 2002—USA Interactive (Nasdaq: USAI) announced today a definitive agreement to purchase Entertainment Publications, Inc., originator of the popular Entertainment® Book. Consistent with USA's strategy of driving the online migration of traditional businesses in areas such as retailing, ticketing and travel, this acquisition is expected to place USA in a leadership position in yet another category that is today primarily distributed to consumers offline—merchant discounts and offers.

        "This new project totally fits within our strategy to be the leader in both size and profitability in electronic commerce," said Barry Diller, Chairman and Chief Executive Officer, USA Interactive. "The growth opportunities for the distribution of Entertainment Publications' offerings to our growing audience of consumers are entirely natural—from providing travel discounts to Expedia and Hotels.com consumers, to serving up dining discounts to the more locally oriented Citysearch user. The possibilities of weaving Entertainment Publications into the entire USA family are both exciting and endless."

        While mostly an offline business, Entertainment Publications has tremendous local reach, with extensive merchant relationships in more than 160 markets in the United States. Its business is similar to USA's other leading transaction and subscription verticals in that they are all Web conducive and all category leaders. In addition to gaining distribution via USA's interactive assets, Entertainment Publications will utilize USA's proven technological expertise to advance online migration and to develop more convenient, seamless ways for consumers to redeem discounts electronically, offering consumers an alternative to traditional paper coupons. These enhancements will also drive growth of Entertainment Publications' traditional distribution channels.

        "We believe this is an excellent strategic fit as both companies are very focused on building exceptional consumer content that drives transactions," said Alan Bittker, Entertainment Publications' President and CEO. "When you combine our database of 50% off discounts from 70,000 well- known restaurants, hotels, attractions and retailers with USA's reach and expertise in e-commerce transactions, you have a very powerful combination."

        Based in Troy, Michigan, Entertainment Publications sells over 8 million annual memberships for Entertainment® Books and online access to local 50% off and 2-for-1 discounts on dining, travel, shopping and attractions. Consumers redeem an average of 25 offers each per year, generating an estimated $8-10 billion in merchant sales. Approximately 70,000 merchants representing 275,000 locations participate in Entertainment Publications' discount programs.

        USA is purchasing Entertainment Publications from a group of investors led by The Carlyle Group, the global private equity firm. The consideration for Entertainment Publications is approximately $370 million and is to be paid in a combination of cash and USA common stock (up to

50%), with USA receiving a maximum discount of $10 million if it elects to pay all cash. The transaction is expected to be accretive to USA's 2003 cash net income and cash earnings per share. Entertainment Publications is expected to generate approximately $233 million in revenue and $49 million in EBITA in calendar year 2003.

        Entertainment Publications' current management team will remain in place and continue to manage the company. It is expected that the transaction will be completed no later than the first quarter of next year, subject to customary regulatory approvals.

About USA Interactive

        USA Interactive (Nasdaq: USAI), via the Internet, the television, and the telephone, engages in the worldwide business of interactivity across electronic retailing, travel services, ticketing services, personals services, local information services, and teleservices. USA is comprised of HSN; Expedia, Inc. (Nasdaq: EXPE); Hotels.com (Nasdaq: ROOM); Interval International; TV Travel Group; Ticketmaster (Nasdaq: TMCS), which operates Match.com and Citysearch; Precision Response Corporation; Electronic Commerce Solutions; and Styleclick, Inc. (OTCBB: IBUYA).

About Entertainment Publications, Inc.

        Headquartered in Troy, Michigan, Entertainment Publications is the leading marketer of coupon books, discounts and merchant promotions. Founded in Detroit, Michigan in 1962, Entertainment Publications has expanded to serve more than 160 major markets and does business with approximately 70,000 local merchants and national retailers representing 275,000 North American locations. The company's main membership product—the Entertainment® Book—contains discount offers from local and national restaurants and hotels, leading national retailers, and other merchants specializing in leisure activities. More than eight million memberships are sold annually

        A unique feature of the Entertainment® book is that it is usually sold as a fund-raiser, with a percentage of sale proceeds being retained by schools, community groups and other non-profit organizations. In fact, sales from Entertainment Publications' products, including Sally Foster Gift Wrap®, raise nearly $90 million annually for these causes.

About The Carlyle Group

        The Carlyle Group is a global private equity firm with more than $13.9 billion under management. Carlyle generates extraordinary returns for its investors by employing a conservative, proven, and disciplined approach. Carlyle invests in buyouts, real estate, high yield, and venture in the United States, Europe, Japan, and Asia, focusing on aerospace and defense, consumer, industrial, energy, healthcare, technology, and telecommunications and media. Since 1987, the firm has invested $7.2 billion and achieved a realized internal rate of return of 36 percent. The Carlyle Group employs 510 people in 21 offices in 11 countries.

Important Disclosures

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of USA and its subsidiaries and Entertainment Publications, including those preceded by, followed by or that include the words "believes," "could," "projects," "budgets," "estimates," "intends," "expects," "anticipates" or similar expressions. These statements reflect the current views of USA and Entertainment Publications, Inc. ("Entertainment Publications") with respect to future events, and are based on information currently available to USA and Entertainment Publications. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of USA's and its subsidiaries' and Entertainment Publications' business. The following important factors, in addition to those described in USA's and its subsidiaries' filings with the Securities and Exchange Commission, could affect the future results of USA and Entertainment Publications and the other subsidiaries of

USA described in this press release, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses' operating areas; competition from others; successful integration of our divisions, including recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this press release. USA and Entertainment Publications undertake no obligation to update or revise the forward-looking statements contained in this press release, whether as a result of new information, future events or any other reason.

Additional Information and Where to Find It

        In connection with the proposed transaction with Entertainment Publications, USA Interactive intends to file a registration statement and other relevant documents with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND SHAREHOLDERS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of these documents, once available, at the Commission's website at www.sec.gov and upon written request to USA Interactive, 152 West 57th Street, New York, New York 10019, Attention: Investor Relations.

SHAREHOLDERS OF ENTERTAINMENT PUBLICATIONS, INC. SHOULD READ THE PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

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Contacts:
Ron Sato, USA Interactive Corporate Communications, 212/314-7254;
Roger Clark/Lauren Rosenfield, USA Interactive Investor Relations, 212/314-7400;
Jennifer Foss, Entertainment Publications, Inc. Communications, 248/458-5420;
Brooke Gambrell, The Carlyle Group, 202/585-1443

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USA INTERACTIVE TO ACQUIRE ENTERTAINMENT PUBLICATIONS, INC. Entertainment® Book to Integrate with USA's Multiple Brands; Online Migration to Accelerate Growth